Exhibit 99.1

ASML INCREASES PRESENCE IN CHINA WITH
HUAJING MICROELECTRONICS ORDER

Growing Chinese IC Market Provides Strong Foundation for Sales


VELDHOVEN, The Netherlands, December 3, 2002 - ASML Holding NV (ASML) today announced that it received a multiple product order from a leading Chinese chip manufacturer, Huajing Microelectronics Corporation, headquartered in Wuxi, China. The technology will be used by the company in the manufacture of discrete semiconductor components and bipolar integrated circuit elements.

ASML was selected over competitors based on criteria that included technical quality, high volume manufacturing capacity, ease of operation, cost effective pricing and customer service expertise.

"Huajing Microelectronics is pleased to purchase ASML lithography equipment as it will improve our production capacity," said Zhao Jiankun, general manager, Huajing Microelectronics Corporation. "In addition, ASML has excellent customer support. We plan to closely partner with them and take full advantage of our new systems."

"Huajing Microelectronics is equipped to process 250,000 wafers per year and ASML looks forward to helping the corporation achieve its lithography production goals," said Doug Dunn, president and CEO, ASML. "All customers are important and China has special significance due to its enormous growth potential. We will continue our efforts to establish ASML as a competitive supplier in Asia."

According to the United States Information Technology Office in Beijing, the demand for semiconductors in China is exploding at a compounded annual growth rate of more than 25 percent. Additionally iSuppli Corporation, an independent research firm projects that revenue from chips made in China is expected to grow from US$ 2.9 billion in 2002 to US$ 9.1 billion in 2006.

About ASML

ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. In the first half of 2002, the company reported net sales of EUR 823 million. ASML employs approximately 6,800 people in 50 locations throughout the world. For more information, visit: www.asml.com.

Media Contacts:
Tom McGuire - Corporate Communications - +31.40.268.5758 - Veldhoven, The Netherlands
Beth Kitchener - Corporate Communications - +31.40.268.2602 - Veldhoven, The Netherlands

Investor Relations Contacts:
Doug Marsh - U.S. Institutional Investor Relations +1.480.383.4006 - Tempe, Arizona, USA
Craig DeYoung - Investor Relations +31.40.268.3938 - Veldhoven, The
Netherlands